Fax Cover Page

SAFEWAY INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THIS MATERIAL PURSUANT TO 17 C.F.R. §200.83

5918 Stoneridge Mall Road Pleasanton, CA 94588	Legal Department

Date:	November 24, 2008	Sender:	Laura Donald

# of Pages: (Including Cover Page)	2	Fax #:	(925) 467-3214
		Tel #:	(925) 469-7586

To:	Milwood Hobbs, Staff Accountant	Fax #:	(202) 772-9202

Company:	SEC	Tel #:	(202) 551-3241

Subject:	Safeway Inc.

Dear Mr. Hobbs:

Attached is the divisional gross margin information for Safeway Inc. which has been revised to include the updated forecast of 2009 gross margins, as well as three-year average gross margin data for 2007 through 2009 (forecast).

Pursuant to 17 C.F.R. §200.83, the Company is requesting confidential treatment of the attached supplemental information. Further, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, we hereby request that the attached supplemental information be returned to us when this matter is completed.

This fax omits confidential information that was delivered separately to the Division of Corporation Finance. The omissions are denoted with three askterisks (***).

Confidential treatment requested by Safeway Inc.

Notice: The information contained in this fax message is intended only for the personal and confidential use of the recipient(s) named above. This message may be an attorney-client communication and as such is privileged and confidential. If the reader of this message is not the intended recipient or an agent responsible for delivering it to the intended recipient, you are notified that you have received this document in error and that any review, dissemination, distribution or copying of this message is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone, and return the original message to us by mail.

SAFEWAY INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR THIS MATERIAL PURSUANT TO 17 C.F.R. §200.83

EXHIBIT A (revised November 24, 2008)

SAFEWAY INC.

RETAIL DIVISIONS

GROSS PROFIT AS A % OF SALES

% of sales	Three Year Average 2009 to 2007	Revised Forecast 2009	Revised Estimate 2008	Actual 36 Wks Ended September 6, 2008	Actual 2007	Actual 2006	Actual 2005	Actual 2004
Denver	***	***	***	***	***	***	***	***
Eastern	***	***	***	***	***	***	***	***
Northern California	***	***	***	***	***	***	***	***
Phoenix	***	***	***	***	***	***	***	***
Portland	***	***	***	***	***	***	***	***
Seattle	***	***	***	***	***	***	***	***
Vons	***	***	***	***	***	***	***	***
Dominicks	***	***	***	***	***	***	***	***
Texas	***	***	***	***	***	***	***	***
Alberta	***	***	***	***	***	***	***	***
Vancouver	***	***	***	***	***	***	***	***
Winnipeg	***	***	***	***	***	***	***	***
Total	***	***	***	***	***	***	***	***

Confidential treatment requested by Safeway Inc.